Exhibit 99.1

210, 1167 Kensington Cr. N.W Calgary, Alberta Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces Pricing of Common Share Offering

CALGARY, AB – February 20, 2013 – Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC; NASDAQ:ONCY) announced today the pricing of an underwritten public offering of 8.0 million common shares, at a public offering price of US$4.00 per common share. The Company estimates that the gross proceeds from the offering, before deducting underwriting discounts and commissions and other estimated offering expenses payable by Oncolytics, will be US$32.0 million. The offering is expected to close on or about February 25, 2013, subject to customary closing conditions.

Piper Jaffray & Co. and Wedbush PacGrow Life Sciences are acting as joint book-running managers for the offering in the U.S. and Paradigm Capital Inc. is acting as co-manager in the U.S. and book-running manager in Canada.

The Company has granted to the underwriters participating in the offering a 30-day option to purchase up to an additional 1.2 million common shares to cover over-allotments, if any.

Oncolytics intends to use the net proceeds from the offering to fund its clinical trial program, manufacturing program and for general corporate and working capital purposes.

The common shares are being offered in each of the Canadian provinces of British Columbia, Alberta, Manitoba and Ontario by way of a prospectus supplement to the Company’s base shelf short form prospectus and in the United States pursuant to a prospectus supplement to the Company’s effective shelf registration statement on Form F-10 (333-182260) previously filed with the United States Securities and Exchange Commission. Copies of the prospectus supplement and accompanying base prospectus relating to the offering may be obtained from the Securities and Exchange Commission website at http://www.sec.gov, from the System for Electronic Document Analysis and Retrieval (SEDAR) website at http://www.sedar.com or from the underwriters at:

Piper Jaffray & Co.

800 Nicollet Mall, J12S03, Minneapolis, MN 55402

Email: prospectus@pjc.com

Telephone: (800) 747-3924

Wedbush Securities Inc.

One Bush Street, 17th floor, San Francisco, CA 94104, Attn: SF Prospectus Department

Phone: 415-274-6819

Fax: 415-274-6887

Before you invest, you should read the prospectus supplement and accompanying prospectus, the registration statement, and the other documents that the Company has filed with the Securities and Exchange Commission for more complete information about the Company and this offering.

This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities, nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration of qualification under the securities laws of any state or jurisdiction.

About Oncolytics Biotech Inc.

Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN®, its proprietary formulation of the human reovirus.

This press release contains forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws. Statements, other than statements of historical facts, included in this press release that address activities, events or developments that Oncolytics expects or anticipates will or may occur in the future, including such things as the closing of offering of common shares and the intended use of proceeds and other such matters are forward-looking statements and forward-looking information and involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements and forward-looking information. Such risks and uncertainties include, among others, risks related to the closing conditions of the offering and risks related to the Company’s business which may result in the intended use of proceeds changing. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statement and forward-looking information. Investors are cautioned against placing undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update these forward-looking statements and forward-looking information, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:

Oncolytics Biotech Kirk Look 210, 1167 Kensington Cr NW Calgary, Alberta T2N 1X7 Tel: 403.670.7377 Fax: 403.283.0858 klook@oncolytics.ca	The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	Dian Griesel, Inc. Susan Forman 396 West Broadway, 2nd Floor New York, NY 10012 Tel: 212.825.3210 Fax: 212.825.3229 sforman@dgicomm.com